Exhibit 99.1

Condensed Interim Consolidated Financial Statements
(Unaudited)

Aeterna Zentaris Inc.

As at March 31, 2019 and for the three-month periods ended March 31, 2019 and 2018
(presented in thousands of US dollars)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
As at March 31, 2019 and for the three-month periods ended March 31, 2019 and 2018

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)	4
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)	5
Condensed Interim Consolidated Statements of Cash Flows	6
Notes to Condensed Interim Consolidated Financial Statements	7

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Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Financial Position
(in thousands of US dollars)

(Unaudited)	March 31, 2019	December 31, 2018
	$	$
ASSETS
Current assets
Cash and cash equivalents	11,357	14,512
Trade and other receivables (note 6)	612	294
Inventory	540	240
Prepaid expenses and other current assets	894	1,210
Total current assets	13,403	16,256
Restricted cash equivalents	363	418
Right of use assets (note 4)	451	—
Property, plant and equipment	59	65
Identifiable intangible assets	55	62
Goodwill	8,053	8,210
Total assets	22,384	25,011
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 7)	2,668	2,966
Provision for restructuring and other costs (note 8)	200	887
Income taxes payable	1,637	1,669
Current portion of deferred revenues	74	74
Current portion of lease liabilities (note 4)	624	—
Current portion of warrant liability (note 9)	420	—
Total current liabilities	5,623	5,596
Deferred revenues	240	258
Lease liabilities (note 4)	718	—
Warrant liability (note 9)	5,275	3,634
Employee future benefits (note 10)	13,647	13,205
Non-current portion of provision for restructuring and other costs (note 8)	441	411
Total liabilities	25,944	23,104
SHAREHOLDERS' (DEFICIENCY) EQUITY
Share capital	222,335	222,335
Other capital	89,437	89,342
Deficit	(315,427)	(309,781)
Accumulated other comprehensive income	95	11
Total shareholders' (deficiency) equity	(3,560)	1,907
Total liabilities and shareholders' (deficiency) equity	22,384	25,011
Commitments and contingencies (note 18)
Subsequent events (note 19)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Gérard Limoges
Carolyn Egbert Chair of the Board	Gérard Limoges Director

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Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' (Deficiency) Equity
For the three months ended March 31, 2019 and 2018
(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)[1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2019	16,440,760	222,335	89,342	(309,781)	11	1,907
Net loss	—	—	—	(4,911)	—	(4,911)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	84	84
Actuarial loss on defined benefit plan (note 10)	—	—	—	(735)	—	(735)
Comprehensive income (loss)	—	—	—	(5,646)	84	(5,562)
Share-based compensation costs	—	—	95	—	—	95
Balance - March 31, 2019	16,440,760	222,335	89,437	(315,427)	95	(3,560)

(Unaudited)	Common shares (number of)[1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2018	16,440,760	222,335	88,772	(314,161)	271	(2,783)
Net income	—	—	—	14,424	—	14,424
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	(222)	(222)
Comprehensive loss	—	—	—	14,424	(222)	14,202
Share-based compensation costs	—	—	123	—	—	123
Balance - March 31, 2018	16,440,760	222,335	88,895	(299,737)	49	11,542
_____________________________

[1]	Issued and paid in full.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income
For the three months ended March 31, 2019 and 2018
(in thousands of US dollars, except share and per share data)

	Three months ended March 31,
(Unaudited)	2019	2018
	$	$
Revenues
Royalty income (note 5)	13	—
Licensing revenue (note 5)	18	24,568
Sales commission and other	6	90
Total revenues	37	24,658

Operating expenses
Research and development costs	528	833
General and administrative expenses	1,637	2,786
Selling expenses	304	1,641
Impairment of right of use asset (note 4)	337	—
Write-off of other current assets	169	—
Total operating expenses	2,975	5,260
(Loss) income from operations	(2,938)	19,398

Gain due to changes in foreign currency exchange rates	64	48
Fair value (loss) gain on warrant liability (note 9)	(2,061)	1,828
Other finance income	24	18
Net finance (loss) income	(1,973)	1,894
(Loss) income before income taxes	(4,911)	21,292
Income tax expense	—	(6,868)
Net (loss) income	(4,911)	14,424
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	84	(222)
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans	(735)	—
Comprehensive (loss) income	(5,562)	14,202
Net (loss) income per share [basic]	(0.30)	0.88
Net (loss) income per share [diluted]	(0.30)	0.87
Weighted average number of shares outstanding (note 17):
Basic	16,440,760	16,440,760
Diluted	16,440,760	16,493,363
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the three months ended March 31, 2019 and 2018
(in thousands of US dollars)

	Three months ended March 31,
(Unaudited)	2019	2018
	$	$
Cash flows from operating activities
Net (loss) income for the period	(4,911)	14,424
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 9)	2,061	(1,828)
Provision for restructuring costs (note 8)	(17)	(219)
Depreciation and amortization	66	14
Impairment of right of use asset (note 4)	337	—
Write-off of other current assets	169	—
Deferred income taxes	—	3,479
Share-based compensation costs	95	123
Employee future benefits (note 10)	134	78
Amortization of deferred revenues	(18)	(541)
Foreign exchange loss (gain) on items denominated in foreign currencies	(45)	(100)
(Gain) loss on disposal of property, plant and equipment	(3)	9
Other non-cash items	—	16
Changes in operating assets and liabilities (note 13)	(874)	1,262
Net cash (used in) provided by operating activities	(3,006)	16,717
Cash flows from financing activities
Payments on lease liabilities	(151)	—
Net cash provided by financing activities	(151)	—
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	—	11
Change in restricted cash equivalents	50	—
Net cash provided by investing activities	50	11
Effect of exchange rate changes on cash and cash equivalents	(48)	40
Net change in cash and cash equivalents	(3,155)	16,768
Cash and cash equivalents – Beginning of period	14,512	7,780
Cash and cash equivalents – End of period	11,357	24,548

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1 Summary of business and basis of preparation
Summary of business
Aeterna Zentaris Inc. ("Aeterna Zentaris" or the "Company") is a specialty biopharmaceutical company which is commercializing novel pharmaceutical therapies. On December 20, 2017, the United States Food and Drug Administration ("FDA") granted marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with adult growth hormone deficiency ("AGHD"). On January 16, 2018, the Company, through Aeterna Zentaris GmbH, entered into a license and assignment agreement with Strongbridge Ireland Limited ("Strongbridge") to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the United States and Canada (the "License and Assignment Agreement"). Effective December 19, 2018, Strongbridge was sold to Novo Nordisk A/S ("Novo").
Basis of presentation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as at and for the year ended December 31, 2018.
The accounting policies in these condensed interim consolidated financial statements are consistent with those presented in the Company's annual consolidated financial statements, except for the adoption, of IFRS 16, Leases, effective January 1, 2019. See note 4 for the impact of the adoption of IFRS 16.
These unaudited condensed interim consolidated financial statements were approved by the Company's Board of Directors on May 7, 2019
These unaudited condensed interim consolidated financial statements were prepared on a going concern basis.

2 Assessment of liquidity and management's plans

Since inception, the Company has incurred significant expenses in its efforts to develop and commercialize products. Consequently, the Company has incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of MacrilenTM (macimorelin) in the United States and Canada (note 5). As at March 31, 2019, the Company had an accumulated deficit of $315 million.
The Company has $11,357 of cash and cash equivalents as at March 31, 2019, and management believes it has sufficient liquidity to meet its current obligations of $5,623 and continue its planned level of expenses for at least, but not limited to the next twelve months from the date of issuance of these unaudited condensed interim consolidated financial statements. The Company is focused on managing its operating expenses, and has the discretion to limit research and development costs, administrative expenses and capital expenditures in order to maintain its liquidity, until such time that additional sources of funding can be obtained. The Company’s principal focus is on the licensing and development of MacrilenTM (macimorelin) and it currently does not have any other approved product. Under the terms of License and Assignment Agreement, Novo is funding 70% of the pediatric clinical trial submitted to the EMA and FDA, the Company's sole development priority.
On March 12, 2019, the Company announced that its board of directors has formed a special committee of independent directors (the "Special Committee") to review strategic options available to the Company. The Special Committee has approved the engagement by the Company of a financial advisor that is working with management to assist the Special Committee and the board of directors in considering a wide range of transactions (including opportunities for the license of MacrilenTM (macimorelin) outside of the United States and Canada, or other monetization transactions relating to

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

MacrilenTM (macimorelin). Management has evaluated whether material uncertainties exist relating to events or conditions and has considered the following in making that critical judgment.
The Company’s current operating budget and cash flows from operating activities in 2019 are expected to decline compared with 2018; however, the Company believes its forecasted cash flows will provide sufficient liquidity to finance operations and meet its commitments for at least, but not limited to, twelve months from the date of approval of these unaudited condensed interim consolidated financial statements.

3 Critical accounting estimates and judgments
The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of the Company's condensed interim consolidated financial statements, were the same as those found in note 4 to the Company's annual consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, and 2017 except for those related to the adoption of IFRS 16, as follows:
Critical judgments in determining the lease term and discount rate
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).
In determining the appropriate discount rate, management identified the rate for the building based on the type and location of the Company's office, laboratory and storage facility in Frankfurt and, for vehicle and equipment leases, used the risk-free rate, credit spread and lease specific adjustment for similar assets.
4 Recent accounting pronouncements
Impact of adoption significant new IFRS standards in 2019
The following new IFRS standards have been adopted by the Company effective January 1, 2019:
A) IFRS 16, Leases
The Company has adopted IFRS 16 on a modified retrospective basis from January 1, 2019 with no restatement of comparatives, as permitted under the specific transitional provisions in the standard.
(i) Adjustments recognized on adoption of IFRS 16
Lease liabilities
The Company has operating leases for building, cars and equipment leases at its location in Frankfurt. Upon adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. Under IFRS 16, these liabilities were measured at the present value of the remaining lease payments excluding renewal options as they are not expected to be exercised, discounted using the Company’s incremental borrowing rate as of January 1, 2019. The Company’s incremental annual borrowing rate applied to the lease liabilities on January 1, 2019 were:

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

•Building lease 5.5%
•Car leases ranging from 4.84% to 5.32%
•Equipment leases 3.88%
The weighted average incremental borrowing rate applied to lease liabilities recognized in the statement of financial position at January 1, 2019 was 5.45%.

2019

Operating lease commitments disclosed as at December 31, 2018	1,620

Discounted using the lessee’s incremental borrowing rate of at the date of initial application:

Lease liability recognized as at January 1, 2019	1,522
Current lease liabilities	629
Non-current lease liabilities	893

During the three-month period ended March 31, 2019
Cash lease payments made	171
Interest paid as charged to comprehensive income (loss) as other finance income	20
Payments against lease liabilites	151

Lease liability recognized as at March 31, 2019	1,342
Current lease liabilities	624
Non-current lease liabilities	718
The Company's lease liabilities come due, as at March 31, 2019, as follows:

$
Less than 1 year	624
1 - 3 years	704
4 - 5 years	14
More than 5 years	—
Total	1,342
Right of use assets
The Company’s related right of use assets were measured at the amount equal to the lease liability at the date of initial application. Only the building right of use asset was further adjusted by the application of $663 in related onerous lease provision to the value at inception.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	March 31,	January 1,
	2019	2019
Gross right of use assets
Building	383	735
Cars and equipment	122	124
Total	505	859

Accumulated amortization
Building	(41)	—
Cars and equipment	(13)	—
Total	(54)	—

Net right of use assets
Building	342	735
Cars and equipment	109	124
Total	451	859

During the three-month period ended March 31, 2019, management continued its search for a sub-lessee. However, there have been delays which led to a reassessment of its onerous lease provision as the Company has determined that its plan to exit its building lease, in full, as at December 31, 2019 was not probable. As such, the Company recognized an impairment of its right of use building asset of $337 in the statement of comprehensive income and loss.
Overall impact from adoption
The change in accounting policy affected the following items in the balance sheet on January 1, 2019:
•Right to use assets - increase by $859
•Onerous lease contracts - decrease by $663
•Lease liabilities - increase by $1,522
Loss per share for the three months to March 31, 2019 was not affected as a result of the adoption of IFRS 16.
(ii) Practical expedients applied
In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:
•the use of a single discount rate to a portfolio of leases with reasonably similar characteristics
•reliance on previous assessments on whether leases are onerous;
•the exclusion of initial direct costs for the measurement of the right of use asset at the date of initial application; and
•the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Company has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.
(iii) The Company’s leasing activities and how these are accounted for
The Company leases various office and lab premises (building), cars and equipment. The building lease was originally for 10 years with one five-year extension, such extension is ending on April 30, 2021. Car lease contracts are typically made for fixed periods of three to four years while the equipment lease is for five years ending April 30, 2020. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. and the lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Until the 2018 financial year, leases of property, plant and equipment were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.
From January 1, 2019, leases are recognized as a right of use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to comprehensive profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right of use assets are measured at cost and are depreciated over the shorter of the assets' useful life and the lease terms on a straight-line basis, less any accumulated impairment losses and adjusted for any remeasurement of the lease liability.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of its fixed payments (including in-substance fixed payments), less any lease incentives receivable
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
Right of use assets are measured at cost comprising the following:
•the amount of the initial measurement of lease liability;
•any lease payments made at or before the commencement date less any lease incentives received;
•any initial direct costs;
•onerous lease provisions as previously determined (note 8); and
•any restoration costs.
Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statement of comprehensive profit or loss.
B) IFRIC 23, "Uncertainty over Income Tax Treatment" ("IFRIC 23")
In June 2017, IFRIC 23, was issued and it provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019.  The adoption of this interpretation did not have a significant impact on the Company's condensed interim consolidated financial statements.
C) Amendments in Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

In June 2015, the IASB published ED/2015/5 Remeasurement on a Plan Amendment, Curtailment or Settlement/Availability of a Refund from a Defined Benefit Plan (Proposed amendments to IAS 19 and IFRIC 14) combining two issues submitted separately to the IFRS Interpretations Committee into a single package of narrow-scope amendments to IAS 19 Employee Benefits and IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. However, in April 2017 the IASB decided to pursue the amendments to IAS 19 and in September 2017 confirmed it would do so despite putting off the amendments to IFRIC 14. The amendments in Plan Amendment, Curtailment or Settlement (Amendments to IAS 19) are: (i) if a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement and (ii) amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. An entity applies the amendments to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019. The adoption of these amendments did not have a significant impact on the Company's condensed interim consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

5 Licensing arrangement
On January 16, 2018, the Company, through Aeterna Zentaris GmbH, entered into the License and Assignment Agreement with Strongbridge to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the United States and Canada, which provides for (i) the "right to use" license relating to the Adult Indication; (ii) the sale of the right to acquire a license of a future FDA-approved Pediatric Indication; (iii) Strongbridge has agreed to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA and FDA to be run by the Company with customary oversight from a joint steering committee; and (iv) for an Interim Supply Arrangement. Effective December 19, 2018, Strongbridge sold the entity which owned the License and Assignment Agreement for the United States and Canadian rights to Macrilen™ to Novo.
Royalty income earned under the License and Assignment Agreement for the first quarter of 2019 was $13 (2018- $nil). During the first quarter of 2019, the Company recognized a receivable from Novo of $308 for its share of PIP study costs.

6 Trade and other receivables

	March 31,	December 31,
	2019	2018
	$	$
Trade accounts receivable (net of allowance for doubtful accounts of $55 (December 31, 2018 - $55)	313	142
Value added tax	284	49
Other	15	103
	612	294

7 Payables and accrued liabilities

	March 31,	December 31,
	2019	2018
	$	$
Trade accounts payable	964	1,282
Accrued research and development costs	—	26
Salaries, employment taxes and benefits	232	183
Financing of insurance premiums (a)	416	738
Other accrued liabilities	1,056	737
	2,668	2,966

(a)	Represents financing of the Company's 2019 insurance premiums, carrying interest at 6.5% and repayable in eight equal monthly installments commencing January 31, 2019.
8 Provision for restructuring and other costs
In the third quarter of 2017, Aeterna Zentaris GmbH, and its Works Council approved a restructuring program (the "2017 German Restructuring"), which was rolled out as a part of the continued strategy to transition into a commercially operating specialty biopharmaceutical organization focused on the commercialization of Macrilen™ (macimorelin). The changes in the Company's provision for restructuring and other costs can be summarized as follows:

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Cetrotide(R) onerous contracts	2017 German Restructuring: onerous lease	2017 German Restructuring: severance	Total
	$	$	$	$
Balance – January 1, 2019	547	663	88	1,298
				—
Adoption of IFRS 16 (note 4)	—	(663)	—	(663)
Utilization of provision	(52)	—	—	(52)
Change in provision	60	—	9	69
Impact of foreign exchange rate changes	(11)	—	—	(11)
Balance – March 31, 2019	544	—	97	641
Less current portion	(103)	—	(97)	(200)
Non-current portion	441	—	—	441
9 Warrant liability
The change in the Company's warrant liability can be summarized as follows:

Three months ended March 31, 2019
$
Balance – January 1, 2019	3,634
Change in fair value of warrant liability	2,061
Balance – March 31, 2019	5,695
Current portion of warrant liability	420
Long-term portion of warrant liability	5,275
A summary of the activity related to the Company's share purchase warrants that are classified as a liability is provided below.

	Three months ended March 31, 2019		Year ended December 31, 2018
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Balance – Beginning of period	3,391,844	6.23	3,417,840	7.59
Expired	—	—	(25,996)	185.00
Balance – End of period	3,391,844	6.23	3,391,844	6.23
The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of all warrants outstanding as at March 31, 2019. The Black-Scholes option pricing model uses "Level 2" inputs, as defined by IFRS 13, Fair value measurement ("IFRS 13") and as discussed in note 15 - Financial instruments and financial risk management.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(a)	(b)	(c)	(d)
March 2015 Series A Warrants (e)	115,844	4.65	1.07	2.39%	82.13%	0.94	0.00%
December 2015 Warrants	2,331,000	4.65	7.10	2.29%	102.66%	1.71	0.00%
November 2016 Warrants (f)	945,000	4.65	4.70	2.37%	80.38%	1.09	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(e)
For the March 2015 Series A Warrants, the inputs and assumptions applied to the Black-Scholes option pricing model have been further adjusted to take into consideration the value attributed to certain anti-dilution provisions. Specifically, the weighted average exercise price is subject to adjustment (see note 11 - Share and other capital).

(f)
For the November 2016 Warrants, the Company reduced the fair value of these warrants to take into consideration the fair value of the $10.00 call option, which was also calculated using the Black-Scholes pricing model.

10 Employee future benefits
The Company sponsors a pension plan in Germany (The Aeterna Zentaris GmbH Pension Plan). The change in the Company's accrued benefit obligations is summarized as follows:

	Three months ended March 31, 2019			Year ended December 31, 2018
	Pension benefit plans	Other benefit plans	Total	Total
	$	$	$	$
Balances – Beginning of the period	13,100	105	13,205	14,229
Current service cost	13	2	15	72
Interest cost	55	—	55	225
Actuarial loss (gain) arising from changes in financial assumptions	735	—	735	(174)
Benefits paid	(109)	—	(109)	(494)
Impact of foreign exchange rate changes	(252)	(2)	(254)	(653)
Balances – End of the period	13,542	105	13,647	13,205
Amounts recognized:
In net loss	(68)	(2)	(70)	(316)
In other comprehensive loss	(483)	2	(481)	846
The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Effective January 1, 2019, management determined that the discount rate assumption should be adjusted from 1.9% to 1.45%.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

11 Share and other capital
The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Shareholder rights plan
The Company has a shareholder rights plan (the "Rights Plan") that provides the Board of Directors and the Company's shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time. The Rights Plan was approved, ratified and confirmed by the Company's shareholders at its annual meeting of shareholders held on May 10, 2016.
The Board of Directors reviewed the terms of the Existing Rights Plan for conformity with current Canadian securities laws, as well as the evolving practices of public corporations in Canada, with respect to shareholder rights plan design and has made some minor amendments thereto as a result. The Board of Directors determined it appropriate and in the best interests of the shareholders to continue the Rights Plan and approved the amended and restated rights plan (the "Amended Rights Plan") on March 26, 2019 The Amended Rights Plan will take effect immediately upon receipt of approval of the shareholders of the Corporation at the annual and special meeting of shareholders scheduled to be held on May 8, 2019
Other capital
The Company accounts for costs associated with share-based compensation from security grants under its long-term incentive plan and stock option plans as other capital in its consolidated statements of changes in shareholders' equity (deficiency) and as general and administrative expenses in its consolidated statements of comprehensive income (loss).
Long-term incentive plan
During 2018, the Company granted Deferred Share Units (DSU) and stock options. The following tables summarizes the activity under the LTIP and the Stock Option Plan:

	Three months ended March 31,		Year ended December 31,
	2019		2018
US dollar-denominated stock options and DSU	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the period	888,816	3.66	712,415	4.66
Granted	—	—	426,000	1.74
Forfeited	—	—	(249,599)	3.23
Balance – End of period	888,816	3.66	888,816	3.66

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Three months ended March 31,		Year ended December 31,
	2019		2018
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of the period	869	743.56	1,503	605.84
Forfeited	—	—	(104)	668.65
Expired	—	—	(530)	367.70
Balance – End of the period	869	743.56	869	743.56

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

12 Operating expenses
The nature of the Company's operating expenses from continuing operations include the following:

	Three months ended March 31,
	2019	2018
	$	$
Key management personnel: *
Salaries and short-term employee benefits	395	654
Consultants fees	63	—
Share-based compensation costs	80	39
Post-employment benefits	13	15
	551	708
Other employees:
Salaries and short-term employee benefits	508	304
Share-based compensation costs	15	25
Post-employment benefits	75	25
Termination benefits	10	16
	608	370

Professional fees	779	3,176
Insurance	221	307
Third-party R&D	54	121
Contracted sales force	—	18
Travel	75	169
Marketing services	2	141
Laboratory supplies	7	25
Other goods and services	29	89
Leasing costs, net of sublease receipts of $29 in 2019 and $32 in 2018	53	113
Impairment of right of use asset (note 4)	337	—
Write-off of other current assets	169	—
Depreciation and amortization	66	14
Operating foreign exchange losses	24	9
	2,975	5,260
_________________________
* Key management includes the Company's directors and members of the executive management team.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

13 Supplemental disclosure of cash flow information

	Three months ended March 31,
	2019	2018
	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(329)	(80)
Inventory	(305)	(437)
Prepaid expenses and other current assets	144	(171)
Payables and accrued liabilities	(255)	135
Provision for restructuring costs	—	(1,352)
Income taxes payable	—	3,300
Employee future benefits	(109)	(117)
Lease liabilities	(20)	—
Provisions and other non-current liabilities	—	(16)
	(874)	1,262
14 Capital risk management
The Company's objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, G&A expenses and working capital requirements.
Over the past several years, the Company has raised capital via public equity offerings and issuances under various ATM sales programs as its primary source of liquidity, as discussed in note 11 - Share and other capital.
The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development portfolio and to pursue appropriate commercial opportunities as they may arise.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.
15 Financial instruments and financial risk management
Financial assets (liabilities) as at March 31, 2019 and December 31, 2018 are presented below.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

March 31, 2019	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents *	11,357	—	—	11,357
Trade and other receivables	328	—	—	328
Restricted cash equivalents	363	—	—	363
Payables and accrued liabilities	—	—	(2,668)	(2,668)
Restructuring and other costs	—	—	(641)	(641)
Warrant liability	—	(5,695)	—	(5,695)
	12,048	(5,695)	(3,309)	3,044

December 31, 2018	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents *	14,512	—	—	14,512
Trade and other receivables	245	—	—	245
Restricted cash equivalents	418	—	—	418
Payables and accrued liabilities	—	—	(2,940)	(2,940)
Restructuring and other costs	—	—	(1,298)	(1,298)
Warrant liability	—	(3,634)	—	(3,634)
	15,175	(3,634)	(4,238)	7,303
_____________________
* As of March 31, 2019 and December 31, 2018, cash and cash equivalents consisted only of balances with banks.
Fair value
IFRS 13, establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).
As discussed above in note 9 - Warrant liability, the Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value.
The carrying values of the Company's cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities and current portion of provision for restructuring costs and onerous contracts approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how the Company manages those risks.

(a)	Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to the financial assets at amortized cost in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least "P-2" or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions. Once there are indicators that there is no reasonable expectation of recovery, such financial assets are written off but are still subject to enforcement activity.
As at March 31, 2019, trade accounts receivable for an amount of approximately $368 were with four counterparties of which $55 was past due and impaired and fully provided for (December 31, 2018 - $197 with four counterparties and $55 past due and impaired and fully provided for). The licensee is obligated to pay its quarterly royalties, 60 days after quarter-end.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. On this basis, as at March 31, 2019, the Company has provided for all outstanding and unpaid amounts relating to its operations before its licensing of MacrilenTM(macemorelin). The licensee has paid all amounts owing within 90 days of invoicing.
The maximum exposure to credit risk approximates the amount recognized in the Company's consolidated statement of financial position.

(b)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 14 - Capital risk management, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows as further discussed in note 2 - Assessment of liquidity and management's plans. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
(c) Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of option pricing models, of currently outstanding share purchase warrants. These valuation models are impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported in the consolidated statements of comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ ranged from $3.03 to $4.65 during the three-months ended March 31, 2019.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

If variations in the market price of our common shares of -30% and +30% were to occur, the impact on the Company's net loss related to the warrant liability held at March 31, 2019 would be as follows:

	Carrying amount	-30%	+30%
	$	$	$
Warrant liability	5,695	2,463	(2,944)
Total impact on net loss – decrease / (increase)		2,463	(2,944)
(d) Foreign exchange risk
Entities using the Euro as their functional currency
The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As at March 31, 2019, if the US dollar had increased or decreased by 10% against the Euro, with all variables held constant, net income for the three month period ended March 31, 2019 would have been lower or higher by approximately $270 (2018 - $1,450).
16 Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.
17 Net (loss) income per share
The following table sets forth pertinent data relating to the computation of basic and diluted net (loss) income per share attributable to common shareholders:

	Three months ended March 31,
	2019	2018
	$	$
Net (loss) income	(4,911)	14,424
Basic weighted average number of shares outstanding	16,440,760	16,440,760
Net (loss) income per share [basic]	(0.30)	0.88

Dilutive effect of share purchase warrants	—	52,603
Diluted weighted average number of shares outstanding	16,440,760	16,493,363
Net (loss) income per share [diluted]	(0.30)	0.87

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	889,685	710,196
Warrants (number of equivalent shares)	3,391,844	3,301,996
Net (loss) income per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any "in the money" stock options and share purchase warrants. In periods with reported net losses, all stock options and share purchase warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2019 and 2018
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

equal, and thus "in the money" stock options and share purchase warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

18 Commitments and contingencies
The Company is committed to various operating leases for its premises which are now accounted with the implementation of IFRS 16. Future payments in connection with service and manufacturing agreements, as at March 31, 2019, are as follows:

Service and manufacturing
$
Less than 1 year	2,049
1 - 3 years	25
4 - 5 years	21
More than 5 years	33
Total	2,128
Contingencies
In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.
Securities class action lawsuit
The Company and certain of its current and former officers are defendants in a class-action lawsuit pending in the U.S. District Court for the District of New Jersey, brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company's New Drug Application for the product by the FDA. The plaintiffs represent a class comprised of purchasers of the Company's common shares during the Class Period and seek damages, costs and expenses and such other relief as determined by the Court. The Company considers the claims that have been asserted in the lawsuit to be without merit and is vigorously defending against them.  The Company cannot, however, predict at this time the outcome or potential losses, if any, with respect to this lawsuit.
Other lawsuits
On December 21, 2018, the Company settled a dispute with its former President and Chief Executive Officer and with its former Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary with the Company agreeing to make a payment in the amount of $775.

On November 5, 2018, the Company settled a dispute with Cogas Consulting, LLC with the Company agreeing to make a payment of $625.
19 Subsequent events
In April 2019, there were 87,850 stock options, 23,000 deferred share units and 87,700 warrants exercised for gross proceeds of $313,522 with 191,650 common shares issued.

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